As filed under Rule 424(b)(3)
Registration Statement No. 333-130806

Prospectus Supplement No. 1
to Prospectus dated April 11, 2006

SEQUIAM CORPORATION

32,104,723 Shares of Common Stock

TO BE OFFERED BY A HOLDER OF COMMON STOCK AND COMMON STOCK PURCHASE WARRANTS OF SEQUIAM CORPORATION

This prospectus supplement supplements the prospectus dated April 11, 2006 of Sequiam Corporation relating to the resale by the selling stockholders listed therein, of up to a total of 32,104,723 shares of common stock. The shares offered by the prospectus include 7,500,000 shares of our common stock issuable upon the conversion of the Series A preferred stock, 17,472,222 shares of our common stock issuable upon exercise of outstanding common stock purchase warrants and up to 7,132,501 shares of our common stock issuable on account of dividends relating to the Series A preferred stock and any possible penalties or anti-dilution adjustment relating to the Series A preferred stock. This prospectus supplement provides updating information as to a recent transaction involving the sale of an aggregate of 2,962.5 shares of our Series B preferred stock and issuance of common stock purchase warrants. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

RECENT FINANCING

On May 17, 2006, we closed a preferred stock transaction with seventeen institutional and accredited investors, pursuant to which we issued 2,725 shares of our Series B preferred stock, par value $0.001 per share with a stated per share value of $1,000 for total proceeds of $2,725,000. On June 21, 2006, we issued another 237.5 shares of Series B preferred stock, par value $0.001 per share with a stated per share value of $1,000 for total proceeds of $237,500.

The Series B preferred stock is non-voting and entitles the purchasers to receive a 10% cumulative dividend payable annually and upon the conversion of any Series B preferred stock. The Series B preferred stock is convertible into an aggregate of 14,107,142 of our common shares, at a fixed price of $0.21 per share.

In connection with the Series B financing, the purchasers received warrants to purchase up to an aggregate of 14,107,142 shares of our common stock at $0.30 per share. We paid a commission of $273,750 to our placement agent in connection with the Series B financing and agreed to issue warrants, with the same terms and conditions of the Series B warrants, to our placement agent and certain of its designees exercisable into an aggregate of 2,539,285 shares at an exercise price of $0.30 per share. All stock conversion prices and exercise prices are subject to adjustment for stock splits, stock dividends or similar events. We also agreed to file a registration statement with the U.S. Securities and Exchange Commission covering the shares issuable upon the conversion of the Series B preferred stock and exercise of the Series B warrants and the warrants issued to the placement agent and its designees, which we filed on June 23, 2006.

The principal documents involved in the May 17 transaction are a Securities Purchase Agreement, a Registration Rights Agreement, and Common Stock Purchase Warrants, each of which is dated as of May 17, 2006. We also entered into an Escrow Deposit Agreement dated as of April 27, 2006, as amended by that certain side letter agreement, dated May 12, 2006. The principal document involved in the June 21 transaction is an Amendment and Additional Issuance Agreement, dated as of June 21, 2006.

In connection with the issuance of the Series B preferred stock, we filed a Certificate of Determination of Preferences, Rights and Limitations of Series B Convertible Preferred Stock with the State of California on April 26, 2006. Subsequently, the Company filed an Amended and Restated Certificate of Determination of Preferences, Rights and Limitations of Series B Convertible Preferred Stock with the State of California on May 9, 2006 in order to reduce the conversion price of the Preferred Stock from $0.23 to $0.21.

As a result of the foregoing, sections of the initial prospectus titled “Risk Factors,” Certain Relationships and Related Transactions,” “Principal and Selling Stockholders” and “Description of Securities” are modified as follows:

A. RISK FACTORS

1.  The risk factor, “We need to obtain additional financing because we may not have adequate funding to continue operations,” on page 4 of the prospectus, is revised in its entirety as follows:

WE EXPECT TO REQUIRE ADDITIONAL FINANCING IN THE FUTURE.

We anticipate that the approximately $2,962,500 in cash received in the recent Series B financing will provide adequate resources to satisfy our working capital, liquidity and anticipated capital expenditure requirements until we have sufficient cash flow from product sales to continue operations. However, if we have made inaccurate assessments of our capital needs, payments for our products are delayed or other unforeseen events occur that require expenditures beyond our budget, we will need additional funds to continue operations. In any event, we may need significant additional funding for our growth plans even if we do attain sufficient cash flow to continue our operations. If we are unable to obtain additional financing when needed, our business prospects, operating results and financial condition may be materially and adversely affected to such an extent that we are forced to restructure, sell some of our assets or curtail our operations, any of which would have a detrimental effect on the value of our common stock.

2.  The following risk factor is added as follows:

IF AN EVENT OF DEFAULT OCCURS UNDER THE TERMS OF THE SERIES B PREFERRED STOCK, IT COULD RESULT IN A SERIOUS PROBLEM FOR US AND CAUSE US TO CURTAIL OUR OPERATIONS OR SELL SOME OF OUR ASSETS TO FINANCE THE REDEMPTION OF THE SERIES B PREFERRED STOCK.

On May 17, 2006, we issued 2,725 shares of Series B preferred stock and on June 21, 2006 we issued an additional 237.5 Series B preferred stock. The Certificate of Determination of Preferences, Rights and Limitations of Series B 10% Convertible Preferred Stock provides for the following events of default.

1)	this registration statement is not declared effective by the Securities and Exchange Commission on or prior to November 13, 2006;

2)
the effectiveness of this registration statement lapses for any reason or if the holders of the Series A preferred stock cannot use this registration statement for more than an aggregate of 60 calendar days (which need not be consecutive days) during any 12 month period;

3)	we provide notice of our inability to comply with a conversion request;

4)	failure to comply with certain provisions of the Registration Rights Agreement;

5)	we fail for any reason to pay in full any amounts due to the holder of the Series B preferred stock within five days of the date due;

6)	we fail to have available a sufficient number of authorized and unreserved shares of common stock to issue to the holders of the Series B preferred stock upon a conversion hereunder;

7)
we breach any covenant, agreement or warranty and such failure or breach shall not, and such breach has not been cured within 30 calendar days after the date on which written notice of such breach shall have been given;

8)	we redeem more than a de minimis number of securities junior to the Series B preferred stock;

9)	any change in our controlling ownership;

10)	any form of bankruptcy or insolvency proceeding is instituted by or against us, which is not vacated within 60 days;

11)	our common stock fails to be listed or quoted for trading on the OTCBB for more than five trading days;

12)
any monetary judgment, writ or similar final process shall be entered or filed against us, any of out subsidiaries or any of their respective property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of 45 calendar days.

Upon the occurrence of one of the following events, each holder of Series B preferred stock shall (in addition to all other rights they may have) have the right, exercisable at the sole option of such holder, to require us to, (A) with respect to the events set forth above in 3), 5), 6), 7), 8), 9) (as to changes of control approved by our Board of Directors) and 10) (as to voluntary filings only), redeem all of the Series B preferred stock then held by such holder for a redemption price, in cash, equal to the Triggering Redemption Amount or (B) at the option of the holder and with respect to the events set forth above in 1), 2), 4), 9) (as to Changes of Control not approved by our Board of Directors), (10) (as to involuntary filings only), 11) and 12), either (a) redeem all of the Series B preferred stock then held by such holder for a redemption price, in shares of common stock, equal to a number of shares of common stock equal to the Triggering Redemption Amount divided by 75% of the average of the 10 VWAPs (with “VWAP” defined as the price determined by the OTCBB) immediately prior to the date of election hereunder or (b) increase the dividend rate on all of the outstanding Series B preferred stock held by such holder to 18% per annum thereafter. The Triggering Redemption Amount, in cash or in shares, shall be due and payable or issuable, as the case may be, within five trading days of the date on which the notice for the payment therefor is provided by a holder (the “Triggering Redemption Payment Date”). If we fail to pay in full the Triggering Redemption Amount on the date such amount is due (whether in cash or shares of common stock), we will pay interest thereon at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing daily from such date until the Triggering Redemption Amount, plus all such interest thereon, is paid in full.

The Triggering Redemption Amount means for each share of Series B preferred stock, the sum of (i) the greater of (A) $1,300 and (B) the product of (a) the VWAP (with “VWAP” defined as the price determined by the OTCBB) on the trading day immediately preceding the date of default and (b) $1,000 divided by the then conversion price(which is $0.21 per share as of the date of this prospectus supplement), (ii) all accrued but unpaid dividends thereon and (iii) all liquidated damages and other costs, expenses or amounts due in respect of the Series B preferred stock.

The cash required to pay those amounts will most likely come out of our working capital. Since we rely on our working capital for our day-to-day operations, a default on the Series B preferred stock could have a serious and adverse effect on our business, operating results and financial condition to such an extent that we are forced to restructure, sell some of our assets or curtail our operations, any of which would have a detrimental effect on the value of our common stock.

3.  The risk factor, “The large number of shares eligible for immediate and future sales may depress the price of our stock,” on page 11 of the prospectus, is revised in its entirety as follows:

THE LARGE NUMBER OF SHARES ELIGIBLE FOR IMMEDIATE AND FUTURE SALES MAY DEPRESS THE PRICE OF OUR STOCK.

Our Articles of Incorporation authorize the issuance of 200,000,000 shares of common stock, $.001 par value per share, and 50,000,000 shares of preferred stock, $.001 par value per share. As of July 17, 2006, we had outstanding 76,302,311 shares of common stock. Also as of July 17, 2006, we had outstanding a total of 846 shares of Series A preferred stock which are convertible into a total of 4,028,571 shares of common stock and 2,962.5 shares of Series B preferred Stock which are convertible into a total of 14,107,142 shares of common stock. We have reserved 15,000,000 shares of common stock for issuance in respect of option grants under our stock option plan. From those available shares, options have been granted for 9,474,167 shares of common stock, and there remain available for options under the plan 5,525,833 shares of common stock. There are 46,797,850 shares that are issuable upon exercise of outstanding warrants, up to 7,132,501 shares that may be issued under the Series A preferred stock or warrants issued to holders of Series A preferred stock or our placement agent and its designees on account of dividends or anti-dilution adjustments and up to 9,226,084 shares that may be issued under the Series B preferred stock or warrants issued to holders of Series B preferred stock or our placement agent and its designees on account of dividends or anti-dilution adjustments.

Our board of directors has the authority to issue additional shares of common stock and preferred stock up to the authorized amount stated in our Articles of Incorporation. Our board of directors may choose to issue some or all of such shares to acquire one or more businesses or other types of property, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of our common stock. If we do issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the company.

Holders of our securities have registration rights for 14,107,142 shares of common stock issuable upon conversion of outstanding Series B preferred stock, up to 9,226,084 shares that may be issued under the Series B preferred stock or warrants issued to holders of Series B preferred stock or our placement agent and its designees, and up to 21,120,475 shares that may be issued upon exercise of outstanding Common Stock Purchase Warrants, all of which are included in the registration statement filed with the U.S. Securities and Exchange Commission on June 23, 2006. Sales of substantial amounts of our common stock in the open market, including sales of the shares offered for resale in this prospectus and the registration statement filed on June 23, 2006, could adversely affect the market price of our common stock.

4.  The risk factor, “There are currently options and warrants outstanding to purchase up to 29,824,423 shares of our common stock, which if exercised, would cause a significant dilution to existing stockholders,” on page 12 of the prospectus, is revised in its entirety as follows:

THERE ARE CURRENTLY OPTIONS AND WARRANTS OUTSTANDING TO PURCHASE UP TO 56,272,017 SHARES OF OUR COMMON STOCK, WHICH IF EXERCISED, WOULD CAUSE A SIGNIFICANT DILUTION TO EXISTING STOCKHOLDERS

We have issued options, warrants or similar rights to purchase up to 56,272,017 shares of our common stock. Of that amount, Walter H. Sullivan, III is the beneficial owner of warrants to purchase up to 8,784,201 shares of our common stock. If all the foregoing warrants and options were exercised as of June 21, 2006, our issued and outstanding shares of common stock would have increased from 75,346,279 to 131,618,296, an increase of approximately 75%. Such exercise would cause a stockholder holding 1,000,000 shares of our common stock prior to such exercise to immediately drop from holding approximately 1.33% of our common stock to holding approximately 0.76% of our common stock. In addition, the value of our common stock as traded on the OTC Bulletin Board may experience a significant drop as a result of the exercise of all or a portion of the outstanding options and warrants.

5.  The risk factor, “Our preferred stock may cause dilution,” on page 12 of the prospectus, is revised in its entirety as follows:

OUR PREFERRED STOCK MAY CAUSE DILUTION.

Our Articles of Incorporation authorize the issuance of up to 50,000,000 shares of “blank check” preferred stock with such rights and preferences as our board of directors, without further shareholder approval, may determine from time to time. Of these preferred shares, 1,575 shares are designated as Series A preferred stock and 3,105 shares are designated as Series B preferred stock. On July 17, 2006, we had 846 shares of outstanding Series A preferred stock and 2,962.5 shares of outstanding Series B preferred stock. All Series A preferred stock and Series B preferred stock ranks senior to common stock as to payment of dividends and distribution of assets. The Series A and Series B preferred stock is non-voting and entitles the Series A purchasers to receive a 9% cumulative dividend payable semiannually and the Series B purchasers to receive a 10% cumulative dividend payable annually. The Series A preferred stock is convertible into 4,028,571 of our common shares at a fixed price of $0.21 per share and the Series B preferred stock is convertible into 14,107,142 of our common shares at a fixed price of $0.21 per share. On the third anniversary of the issuance of the Series A preferred stock, we must redeem all of the Series A preferred stock for a total amount equal to $846,000, accrued but unpaid dividends and all liquidated damages and other amounts due in respect of the Series A preferred stock. As of July 17, 2006, there remained 49,995,320 shares of authorized but undesignated and unissued shares of preferred stock that may be sold in the future and that can, at the discretion of our board of directors, be designated as another series of preferred stock with dividend, liquidation, conversion, voting or other rights and preferences that are senior, and not available, to the holders of our common stock. Thus, issuances of new series of preferred stock could adversely affect the relative voting power, distributions and other rights of the common stock. Holders of our common stock could realize less than the amount of dividends and/or distributions to which they would otherwise be entitled.

Further, preferred stock could be used as a method of discouraging, delaying, or preventing a take-over of our company. If we issue “blank check” preferred stock, it could have a dilutive effect upon our common stock. This would decrease the chance that our shareholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

6. The following risk factor is added as follows:

FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD AFFECT OUR FINANCIAL RESULTS.

We earn revenues, pay expenses, own assets and incur liabilities in South Africa, which uses the South African Rand. In 2005, we derived approximately 25% of our net operating revenues from operations in South Africa. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses as well as assets and liabilities into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against the South African Rand will affect our net revenues, operating income and the value of balance sheet items denominated in the South African Rand. Significant fluctuations in exchange rates between the U.S. dollar and foreign currencies, especially the South African Rand, may adversely affect our future net revenues.

7. The following risk factor is added as follows:

WE OPERATE A GLOBAL BUSINESS THAT EXPOSES US TO ADDITIONAL RISKS.

We operate in South Africa and a part of our revenue comes from international sales. Operations outside of the United States may be affected by changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment; unexpected changes in regulatory requirements for biometric products; social, political, labor, or economic conditions in a specific country or region; and difficulties in staffing and managing foreign operations.

B.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. The section in the prospectus titled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is revised only as indicated below:

Restricted Shares

Effective May 17, 2006, we entered into two Restricted Stock Agreements with Nicholas VandenBrekel and Mark Mroczkowski, our CEO and CFO, respectively. The purpose of the agreements is to convert accrued salaries and interest owed to the officers into restricted common shares.

In consideration of accrued and unpaid salary of $799,690.00 owed to Nicholas VandenBrekel and $740,102.00 owed to Mark Mroczkowski under the terms of their Amended and Restated Employment Agreements, together with interest thereon in the amount of $116,384.00 and $108,002.00, respectively we shall issue 3,664,296 shares and 3,392,416 shares to them, based on the conversion price of $0.25 per share of the our common stock, par value $0.001 per share, in their names subject to certain restrictions.

Both Nicholas VandenBrekel and Mark Mroczkowski accept the restricted shares subject to the following restrictions:

 (a) Forfeiture Restrictions. The restricted shares may not be sold, assigned, pledged, exchanged, hypothecated or otherwise transferred, encumbered or disposed of to the extent then subject to the forfeiture restrictions, and in the event of termination of such employee's employment with us. Such employee shall, for no consideration, forfeit to us all restricted shares to the extent then subject to the forfeiture restrictions. The forfeiture restrictions shall be binding upon and enforceable against any transferee of restricted shares.

(b) Lapse of Forfeiture Restrictions. The forfeiture restrictions shall lapse as to the restricted shares on November 17, 2007 provided that such Employee has been continuously employed by us until November 17, 2007.

Restated Promissory Notes

Also on May 17, 2006, we entered into Amended and Restated Promissory Notes with Nicholas VandenBrekel and Mark Mroczkowski for $361,000.00 and $50,000.00, respectively. Each note is for a term of eighteen months, bears interest at 6% and replaces demand notes previously issued in 2002 for the same amounts.

C.	PRINCIPAL AND SELLING STOCKHOLDERS. The section in the prospectus titled “PRINCIPAL AND SELLING STOCKHOLDERS” is revised in its entirety as follows:

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth:

•	the name of the selling stockholder;

•	the number of shares of common stock beneficially owned by the selling stockholder as of July 17, 2006;

•	the maximum number of shares of common stock that may be offered for the account of the selling stockholder under this prospectus; and

•
the amount and percentage of common stock that would be owned by the selling stockholder after completion of the offering, assuming a sale of all of the common stock that may be offered by this prospectus.

Except as otherwise noted herein and in the prospectus, the selling stockholder has not, within the past three years, had any position, office or other material relationship with us. The selling stockholder is not a member of the National Association of Securities Dealers, Inc.

Beneficial ownership is determined under the rules of the U.S. Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock underlying warrants, stock options and other derivative securities to acquire our common stock held by that person that are currently exercisable or convertible within 60 days after July 17, 2006. The shares issuable under these securities are treated as if outstanding for computing the percentage ownership of the person holding these securities, but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

Name	Beneficial Ownership Prior to this Offering(1)	Shares Registered in this Offering	Beneficial Ownership After this Offering(2)
			Number of Shares	Percent (41)

Laurus Master Fund, Ltd. (3)	1,722,222(4)	1,722,222	0	0
Lee Harrison Corbin, Attorney-in-Fact for the Trust Under the Will of John Svenningsen, now known as Stephen A. Ross, Attorney-in-Fact for the Trust Under the Will of John Svenningsen (5)	6,000,000(6)	6,000,000	4,028,388	5.28%
DKR Soundshore Oasis Holding Fund Ltd.(7)	3,215,569.62(8)	4,918,333.00(9)	0	0
Double U Master Fund LP(10)	2,309,523.80(11)	1,194,452.00(12)	1,904,762 (38)	2.50%
Harborview Master Fund LP(13)	1,952,380.94(14)	1,545,762(15)	1,428,572 (38)	1.87%
Alpha Capital(16)	8,810,072.19(17)	7,026,191(18)	4,761,904 (38)	6.24%
Monarch Capital Fund Ltd.(19)	2,404,761.90(20)	1,475,500(21)	1,904,762 (38)	2.50%
Nite Capital LP(22)	2,651,918.52(23)	1,756,548(24)	1,428,572 (38)	1.87%
Whalehaven Capital Fund Limited(25)	5,808,529.20(26)	4,215,715(27)	3,333,333 (38)	4.37%
Vince Calicchia	32,062.00(28)	32,062	0	0
Carmelo Troccoli	374,733.00(29)	75,001	299,732 (39)	0.39%
Harborview Capital Management LLC(30)	1,113,000.00(31)	693,000	420,000 (39)	0.55%
Jonathan Rich	118,076.00(32)	10,172	107,904 (39)	0.14%
Jody Giraldo	31,071.00(33)	15,000	16,071 (39)	0.02%
Brad Barnard	31,071.00(34)	15,000	16,071 (39)	0.02%
vFinance Investments, Inc.(35)	1,815,719.00(36)	659,765	1,155,954 (39)	1.51%
Nico Pronk	1,677,380.10(37)	750,000	927,380 (40)	1.22%
_________________

(1)	Beneficial ownership as of July 17, 2006, for the selling stockholders based upon information provided by the selling stockholders or known to us.

(2)
Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(3)
 Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd. The address for Messrs. Grin is c/o Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, New York 10022.

(4)
Represents 1,500,000 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.23 per share. Also represents 222,222 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.58 per share

(5) Stephen A. Ross is the Attorney-in-Fact for the Trust Under the Will of John Svenningsen. Christine Svenningsen and Fannie Warren have the authority to exercise voting and dispositive powers with respect to the Trust.

(6) Represents 6,000,000 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant. The exercise price per share for the Trust warrant is as follows: (i) $0.20 for the first 2,000,000 shares; (ii) $0.25 for the next 2,000,000 shares; and (iii) $0.30 for the next 2,000,000 shares of common stock.

(7) DKR Soundshore Oasis Holding Fund Ltd. is a master fund in a master-feeder structure. The fund’s investment manager is DKR Oasis Management Company LP. Pursuant to an investment management agreement among the fund, the feeder funds and the investment manager, the investment manager has the authority to do any and all acts on behalf of the fund, including voting for any shares held by the fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the investment manager. Mr. Fischer has ultimate responsibility for trading with respect to the fund. Mr. Fischer disclaims beneficial ownership of the shares.

(8) Represents 1,452,380.95 shares of common stock that may be acquired immediately upon conversion of Series A preferred stock at a conversion rate of $0.21 per share, 1,666,666.67 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, and 96,522 shares of common stock.

(9) This number includes 214,285.72 shares of common stock that were acquired upon conversion of Series A preferred stock, 1,452,380.95 shares of common stock that may be acquired immediately upon conversion of Series A preferred stock, 1,666,666.67 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant, and 1,584,999.66 shares of our common stock issuable on account of any possible penalties or anti-dilution adjustments relating to the Series A preferred stock and the common stock purchase warrant.

(10) Double U  Master  Fund L.P. is a master fund in a master-feeder structure whose general partner  is  B & W Equities LLC.  Isaac Winehouse is the manager of  B & W  Equities LLC and has ultimate responsibility for  trading and voting with respect to  Double U Master Fund L.P.  Mr. Winehouse disclaims beneficial ownership of the shares being registered hereunder.

(11) Represents 404,761.90 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share,952,380.95 shares of common stock that may be acquired immediately upon conversion of Series B preferred stock at a conversion rate of $0.21 per share, and 952,380.95 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(12) This number includes 404,761.90 shares of common stock that were acquired upon conversion of Series A preferred stock, 404,761.90 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant, and 384,928.20 shares of our common stock issuable on account of any possible penalties or anti-dilution adjustments relating to the Series A preferred stock and the common stock purchase warrant.

(13) Harborview Master  Fund L.P. is a master fund in a master-feeder structure whose general partner  is  Harborview Advisors  LLC.  Richard Rosenblum and David Stefansky are the managers of Harborview Advisors LLC and have  ultimate responsibility for  trading and voting with respect to Harborview  Master Fund L.P. Messrs.  Rosenblum and Stefansky  disclaim beneficial ownership of  the shares being registered hereunder.

(14) Represents 523,809.52 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, 714,285.71 shares of common stock that may be acquired immediately upon conversion of Series B preferred stock at a conversion rate of $0.21 per share, and 714,285.71 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(15) This number includes 523,809.52 shares of common stock that were acquired upon conversion of Series A preferred stock, 523,809.52 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant, and 498,142.96 shares of our common stock issuable on account of any possible penalties or anti-dilution adjustments relating to the Series A preferred stock and the common stock purchase warrant.

(16) Konrad Ackerman is a control person of the shares owned by Alpha Capital and Konrad Ackerman and Rainer Posch have the authority to exercise voting and dispositive powers with respect to Alpha Capital.

(17) Represents 1,547,619.05 shares of common stock that may be acquired immediately upon conversion of Series A preferred stock at a conversion rate of $0.21 per share, 2,380,952.38 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, 2,380,952.38 shares of common stock that may be acquired immediately upon conversion of Series B preferred stock at a conversion rate of $0.21 per share, 2,380,952.38 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share, and 119,596 shares of common stock.

(18) This number includes 833,333.33 shares of common stock that were acquired upon conversion of Series A preferred stock, 1,547,619.05 shares of common stock that may be acquired immediately upon conversion of Series A preferred stock, 2,380,952.38 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant, and 2,264,286.24 shares of our common stock issuable on account of any possible penalties or anti-dilution adjustments relating to the Series A preferred stock and the common stock purchase warrant.

(19) Monarch Capital Fund Ltd. is a BVI  Investment  Fund whose Manager is Monarch Manager Ltd.  Joseph Franck  has  voting and investment control with respect to the Fund.  Mr. Franck  disclaims beneficial ownership of  the shares being registered hereunder.

(20) Represents 500,000 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, 952,380.95 shares of common stock that may be acquired immediately upon conversion of Series B preferred stock at a conversion rate of $0.21 per share, and 952,380.95 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(21) This number includes 500,000 shares of common stock that were acquired upon conversion of Series A preferred stock, 500,000 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant, and 475,500 shares of our common stock issuable on account of any possible penalties or anti-dilution adjustments relating to the Series A preferred stock and the common stock purchase warrant.

(22) Keith Goodman, who is the manager of the general partner of Nite Capital LP is a control person of the shares owned by Nite Capital LP and has the authority to exercise voting and dispositive powers with respect to Nite Capital LP.

(23) Represents 595,238.10 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, 714,285.71 shares of common stock that may be acquired immediately upon conversion of Series B preferred stock at a conversion rate of $0.21 per share, 714,285.71 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share, and 628,109 shares of common stock.

(24) This number includes 595,238.10 shares of common stock that were acquired upon conversion of Series A preferred stock, 595,238.10 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant, and 566,071.80 shares of our common stock issuable on account of any possible penalties or anti-dilution adjustments relating to the Series A preferred stock and the common stock purchase warrant.

(25) Evan Schemenauer, Arthur Jones and Jennifer Kelly are control persons of the shares owned by Whalehaven Capital Fund Limited and also have the authority to exercise voting and dispositive powers with respect to Whalehaven Capital Fund Limited.

(26) Represents 1,028,571.43 shares of common stock that may be acquired immediately upon conversion of Series A preferred stock at a conversion rate of $0.21 per share, 1,428,571.43 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, 1,666,666.67 shares of common stock that may be acquired immediately upon conversion of Series B preferred stock at a conversion rate of $0.21 per share, 1,666,666.67 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share, and 18,053 shares of common stock.

(27) This number includes 400,000 shares of common stock that were acquired upon conversion of Series A preferred stock, 1,028,571.43 shares of common stock that may be acquired immediately upon conversion of Series A preferred stock, 1,428,571.43 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant, and 1,358,572.14 shares of our common stock issuable on account of any possible penalties or anti-dilution adjustments relating to the Series A preferred stock and the common stock purchase warrant.

(28) Represents 16,031 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.21 per share and 16,031 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share.

(29) Represents 37,501 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.21 per share, 37,500 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, and 299,732 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(30) Richard Rosenblum and David Stefonsky are control persons of the shares owned by Harborview Capital Management LLC and Richard Rosenblum has the authority to exercise voting and dispositive powers with respect to Harborview Capital Management LLC.

(31) Represents 346,500 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.21 per share, 346,500 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, and 420,000 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(32) Represents 5,086 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.21 per share, 5,086 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, and 107,904 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(33) Represents 7,500 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.21 per share, 7,500 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, and 16,071 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(34) Represents 7,500 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.21 per share, 7,500 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, and 16,071 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(35) Leonard Sokolow is a control person of the shares owned by vFinance Investments, Inc. and has the authority to exercise voting and dispositive powers with respect to vFinance Investments, Inc.

(36) Represents 329,882 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.21 per share, 329,883 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, and 1,155,954 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share.

(37) Represents 375,000 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.21 per share, 375,000 shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.33 per share, 297,619.05 shares of common stock that may be acquired immediately upon conversion of Series B preferred stock at a conversion rate of $0.21 per share; and 297,619.05, 128,571 and 203,571 shares of common stock that may be acquired immediately upon exercise of outstanding common stock purchase warrants at an exercise price of $0.30 per share.

(38) Represents shares of common stock that may be acquired immediately upon conversion of Series B preferred stock and shares of common stock that may be acquired immediately upon exercise of outstanding common stock purchase warrants issued in connection with the Series B preferred stock financing on May 17, 2006.

(39) Represents shares of common stock that may be acquired immediately upon exercise of an outstanding common stock purchase warrant at an exercise price of $0.30 per share issued in connection with the Series B preferred stock financing on May 17, 2006.

(40)  Represents shares of common stock that may be acquired immediately upon conversion of Series B preferred stock and shares of common stock that may be acquired immediately upon exercise of outstanding common stock purchase warrants issued in connection with the Series B preferred stock financings on May 17, 2006 and June 21, 2006.

(41) Percentage ownership based on the amount of shares of our common stock outstanding as of July 17, 2006.

Laurus Master Fund, Ltd. and Lee Harrison Corbin, Attorney-in-Fact for the Trust Under the Will of John Svenningsen, now known as Stephen A. Ross, Attorney-in-Fact for the Trust Under the Will of John Svenningsen.

By way of background information, on April 27, 2004, we closed a convertible debt transaction with Laurus Master Fund, Ltd. providing up to $3.0 million in financing. Under the arrangement, we delivered to Laurus a secured convertible term note, bearing interest at the Wall Street Journal Prime rate plus 2%, in the initial amount of $2.0 million, convertible into our common stock, and a warrant to purchase up to 666,666 shares of our common stock. Laurus also committed to fund an additional $1.0 million under the financing arrangement on substantially similar terms as the initial $2.0 million funding described above, which additional $1.0 million would become available to us following our completion and/or achievement of certain conditions to funding, including, without limitation, certain performance benchmarks.

The note had a term of three years. Interest was payable monthly in arrears commencing on June 1, 2004, and on the first day of each consecutive calendar month thereafter. Monthly amortization payments were to commence on August 2, 2004, at the rate of $60,606.

The interest rate under the note was subject to adjustment on a month by month basis if specified conditions were met (including that the common stock underlying of the note and the warrant issued to Laurus were registered with the U.S. Securities and Exchange Commission and whether and to what extent the market price of our common stock for the five (5) trading days preceding a particular determination date exceeds (or is less than) the fixed conversion price applicable to the note).

Laurus also had the option to convert all or a portion of the note into shares of our common stock at any time, subject to specified limitations, at a fixed conversion price of $0.66 per share. The note was secured by a first lien on all of our and our subsidiaries’ assets. Laurus received a six-year warrant to purchase up to 666,666 shares of the our common stock at prices ranging from $0.83 per share to $1.16 per share. All stock conversion prices and exercise prices were subject to adjustment for stock splits, stock dividends or similar events. We also agreed to file a registration statement with the U.S. Securities and Exchange Commission covering the shares issuable upon conversion of the note and the exercise of the warrant issued to Laurus.

On October 27, 2004, we entered into that certain Amendment and Waiver to Securities Purchase Agreement and Related Agreements with Laurus amending certain terms of the April 27, 2004 financing arrangement with Laurus. This agreement was entered into in reliance upon exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

Pursuant to the Amendment and Waiver to Securities Purchase Agreement and Related Agreements: (a) Laurus waived our technical default of Section 6.12(f) of the Securities Purchase Agreement entered into with Laurus in connection with the April 27, 2004 arrangement for failing to obtain their approval of a financing transaction; and (b) we issued to Laurus a warrant to purchase 470,000 shares of our common stock at an exercise price of $0.33 per share in satisfaction of due and unpaid fees of $49,333 (incurred by us for failing to cause its registration statement registering the shares underlying the note and the warrant to be declared effective by the Securities and Exchange Commission by August 30, 2004).

Pursuant to the Amendment and Waiver to Securities Purchase Agreement and Related Agreements, Laurus agreed to not require the Company to make principal or interest payments under the note until May 2, 2005. Thereafter, we promised to pay Laurus $75,758 per month, together with any accrued and unpaid interest, until the Maturity Date of the note. The note was further amended by decreasing the Fixed Conversion Price of the Note from $0.66 per share to $0.33 per share. Laurus also agreed to allow us to incur unsecured subordinated indebtedness in the aggregate principal amount not to exceed $1,025,000, so long as such indebtedness was subordinated to our debt to Laurus. The warrant was amended by decreasing the Exercise Price of the warrant to equal as follows: (a) $0.41 for the first 222,222 shares; (b) $0.50 for the next 222,222 shares; and (c) $0.58 for any additional shares acquired under the warrant.

The Company’s registration statement covering the shares of common stock underlying the note and each of the warrants owned by Laurus was declared effective by the U.S. Securities and Exchange Commission in December of 2004.

In May of 2005, we required additional financing but, because we did not meet the performance benchmarks set by Laurus (described above), we were unable to raise the additional $1.0 million from Laurus. As a result, Lee Harrison Corbin, Attorney-in-Fact for the Trust Under the Will of John Svenningsen, now known as Stephen A. Ross, Attorney-in-Fact for the Trust Under the Will of John Svenningsen, offered to provide us with additional debt financing to sustain our operations. The Trust is one of our principal shareholders. See the section entitled “Stock Ownership.” Because Laurus held a first-priority security interest in our assets, in order for the Trust to provide us with additional debt financing, it needed to ensure that Laurus’ debt financing arrangement (described above) was fully satisfied. With these objectives in mind, we entered into negotiations with both Laurus and the Trust to determine how best to satisfy our outstanding debt obligations to Laurus.

As a result of these negotiations, on May 18, 2005, we entered into that certain Assignment, Assumption and Release with Laurus and the Trust, pursuant to which, Laurus assigned all of its rights, liabilities and obligations under our original financing arrangement with Laurus (described above), and all documents related thereto, to the Trust. In addition, Laurus released us from all liability whatsoever under our previous financing arrangement, and all documents related to that transaction, except for any terms which may survive the assignment.

Simultaneously with the execution and delivery of the Assignment, Assumption and Release, the Trust consolidated $1.55 million in existing unsecured debt owed by us to the Trust and provided us with an additional $2.1 million in secured debt financing for a total of $3,650,000 (as consolidated with the $200,000 promissory note described under the heading “Certain Relationships and Related Transactions” on page 45).

In connection with the loan and in compliance with the Assignment, Assumption and Release: (a) the Trust delivered, on our behalf, $1,000,000 of the above loan proceeds to Laurus, in full settlement of the outstanding secured convertible term note described above; and (b) we issued a warrant to Laurus exercisable into 1,500,000 shares of our common stock at an exercise price of $0.23 per share.

The $3,650,000 promissory note issued to the Trust has a term of two years. Eight percent (8%) interest shall be payable monthly in arrears commencing on November 10, 2005, and on the first day of each consecutive calendar month thereafter. Monthly amortization payments shall commence on May 10, 2006, at the rate of $75,000. The Trust’s promissory note is secured by all of our assets.

In connection with the loan, the Trust received a warrant to purchase up to 6,000,000 shares of our common stock at prices ranging from $0.20 per share to $0.30 per share. All stock conversion prices and exercise prices are subject to adjustment for stock splits, stock dividends or similar events. We also agreed to file a registration statement with the U.S. Securities and Exchange Commission covering the shares issuable upon the exercise of each of the warrants issued to the Trust and Laurus in connection with the execution and delivery of the Assignment, Assumption and Release.

The terms of the warrants held by Laurus and the Trust, under which the shares of common stock are included for resale under this prospectus, prohibit the exercise of the warrants to the extent that the exercise of the warrants would result in Laurus or the Trust, together with their affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. Laurus and the Trust may waive the 4.99% limitation upon 75 days’ prior written notice to us. This limitation does not preclude Laurus or the Trust from exercising the warrants in stages over time, where each stage does not leave it and its affiliates to beneficially own shares in excess of this limitation percentage.

Laurus and the Trust: (a) are not registered broker-dealers and (b) acquired the securities for their own accounts and not with a view towards distribution.

The principal documents involved in the May 18, 2005 transaction are a Securities Purchase Agreement, an Amended and Restated Master Security Agreement, an Amended, Restated and Consolidated Senior Secured Term Note, a Common Stock Purchase Warrant issued to the Trust, a Common Stock Purchase Warrant issued to Laurus, a Registration Rights Agreement, an Amended and Restated Stock Pledge Agreement, an Amended and Restated Grant of Security Interest in Patents and Trademarks for the Company and certain of its subsidiaries, a Subsidiary Guaranty a Subordination Agreement from Mark Mroczkowski and Nick VandenBrekel to the Trust, a Subordination Agreement from Eagle Funding, LLC to the Trust, and an Assignment, Assumption and Release, each of which is dated as of May 18, 2005 and a copy of which is attached as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2005.

DKR Soundshore Oasis Holding Fund Ltd, Double U Master Fund LP, Harborview Master Fund LP, Alpha Capital, Monarch Capital Fund Ltd., Nite Capital LP and Whalehaven Capital Fund Limited.

    On November 30, 2005, we closed a preferred stock transaction with seven institutional investors, pursuant to which the Company issued 1,575 shares of its Series A preferred stock, par value $0.001 per share with a stated per share value of $1,000 for total proceeds of $1,575,000. We also issued to the Series A purchasers warrants exercisable into an aggregate of 7,500,000 shares of our common stock. The seven investors include the following entities: DKR Soundshore Oasis Holding Fund Ltd, Double U Master Fund LP, Harborview Master Fund LP, Alpha Capital, Monarch Capital Fund Ltd., Nite Capital LP and Whalehaven Capital Fund Limited.

Although DKR Soundshore Oasis Holding Fund Ltd, Double U Master Fund LP, Harborview Master Fund LP, Alpha Capital, Monarch Capital Fund Ltd., Nite Capital LP and Whalehaven Capital Fund Limited may be affiliated with registered broker -dealers, such parties acquired the Series A preferred stock and the warrants for their own accounts, not with a view to or for distribution and in the ordinary course of their business. None of the Series A purchasers have any agreement or understanding with any person to distribute any of the securities.

The Series A preferred stock is non-voting and entitles the Series A purchasers to receive a 9% cumulative dividend payable semiannually. The Series A preferred stock is convertible into 7,500,000 of our common shares at a fixed price of $0.21 per share. The Series A preferred stock contains anti-dilution provisions under which the number of shares issuable upon conversion of the Series A preferred stock and the conversion price will be adjusted upon the issuance of common stock or securities convertible into or exercisable for common stock at prices lower than the then effective exercise price of the Series A preferred stock, the occurrence of stock splits, stock distributions, and other corporate events.

On December 9, 2008, we must redeem all of the Series A preferred stock for a total amount equal to $1,575,000, accrued but unpaid dividends and all liquidated damages and other amounts due in respect of the Series A preferred stock.

In connection with the Series A transaction, the Series A purchasers received warrants to purchase up to an aggregate of 7,500,000 shares of our common stock at $0.33 per share. All stock conversion prices and exercise prices are subject to adjustment for stock splits, stock dividends or similar events. We also agreed to file a registration statement with the Securities and Exchange Commission covering the shares issuable upon the conversion of the Series A preferred stock and exercise of the warrants. We paid a commission of $181,125 to our placement agent in connection with the Series A transaction and issued warrants to our placement agent and certain of its registered representatives exercisable into an aggregate of 2,250,000 shares at $0.33 per share.

The terms of the Series A preferred stock and warrants held by the Series A stockholders, under which the shares of common stock are included for resale under this prospectus, prohibit the conversion of the Series A preferred stock and the exercise of the warrants to the extent that the conversion of the Series A preferred stock or the exercise of the warrants would result in any of the Series A preferred stockholders, together with their affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. Each of the Series A preferred stockholders may waive the 4.99% limitation upon 61 days’ prior written notice to us. This limitation does not preclude the Series A preferred stockholders from converting the Series A preferred stock or exercising the warrants in stages over time, where each stage does not leave it and its affiliates to beneficially own shares in excess of this limitation percentage.

The principal documents involved in the transaction are a Securities Purchase Agreement, a certificate of Determination of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, a Registration Rights Agreement, a Common Stock Purchase Warrant, and an Escrow Deposit Agreement, each of which is dated as of November 30, 2005 and a copy of which is attached as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2005. An amended Certificate of Determination of Preferences, Rights and Limitations of Series A Convertible Preferred Stock is attached as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.

vFinance Investments, Inc., Vince Calicchia, Carmello Troccoli, Harborview Capital Management LLC, Jonathan Rich, Jody Giraldo, Brad Barnard and Nico Pronk.

In connection with the Series A transaction, we paid a commission of $181,125 to our placement agent (vFinance Investments, Inc.) in connection with the Series A transaction and issued warrants to our placement agent and certain of its registered representatives exercisable into an aggregate of 2,250,000 shares at $0.33 per share as part of the total compensation for their services. We also agreed to file a registration statement with the Securities and Exchange Commission covering the shares issuable upon the exercise of the warrants. These warrants were issued to the following: vFinance Investments, Inc., Vince Calicchia, Carmello Troccoli, Harborview Capital Management LLC, Jonathan Rich, Jody Giraldo, Brad Barnard and Nico Pronk.

Although vFinance Investments, Inc. is a registered broker-dealer and Vince Calicchia, Carmello Troccoli, Harborview Capital Management LLC, Jonathan Rich, Jody Giraldo, Brad Barnard and Nico Pronk are each registered representatives of vFinance Investments, Inc., they each acquired the securities: (a) as compensation for services performed to us and (b) for their own account and not with a view towards distribution. None of these parties have any agreement or understanding with any person to distribute any of the securities.

The terms of the warrants held by vFinance Investments, Inc., Vince Calicchia, Carmello Troccoli, Harborview Capital Management LLC, Jonathan Rich, Jody Giraldo, Brad Barnard and Nico Pronk, under which the shares of common stock are included for resale under this prospectus, prohibit the exercise of the warrants to the extent that the exercise of the warrants would result in any of the warrant holders, together with their affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. Each of these warrant holders may waive the 4.99% limitation upon 61 days’ prior written notice to us. This limitation does not preclude these warrant holders from exercising the warrants in stages over time, where each stage does not leave it and its affiliates to beneficially own shares in excess of this limitation percentage.

The principal documents involved in the transaction are a Registration Rights Agreement, which also covers the shares underlying the Series A purchasers described above and a Common Stock Purchase Warrant, which contains the same terms and conditions as the Common Stock Purchase Warrant issued to the Series A purchasers described above. Each of these documents were attached as an exhibit to the current report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2005.

E.	DESCRIPTION OF SECURITIES. The section in the prospectus titled “DESCRIPTION OF SECURITIES” is revised only as indicated below:

1. As of July 17, 2006, there were issued and outstanding 76,302,311 shares of common stock, 846 shares of Series A preferred stock and 2,962.5 shares of Series B preferred stock.

2. The subsections titled “Preferred Stock,” “Common Stock Purchase Warrants,” and “Registration Rights” under “DESCRIPTION OF SECURITIES” in the prospectus are revised in their entirety as follows:

Preferred Stock

Our Articles of Incorporation authorize the issuance of up to 50,000,000 shares of “blank check” preferred stock with such rights and preferences as our board of directors, without further shareholder approval, may determine from time to time. Of these authorized preferred shares, we have designated 1,575 shares as Series A preferred stock and 2,962.5 shares as Series B preferred stock.

Series A Preferred Stock

There are 846 shares of Series A preferred stock outstanding, as of July 17, 2006. All Series A preferred stock ranks senior to common stock as to payment of dividends and distribution of assets. The Series A preferred stock is non-voting and entitles the Series A purchasers to receive a 9% cumulative dividend payable semiannually. The Series A preferred stock is convertible into 4,028,571 of our common shares at a fixed price of $0.21 per share. The Series A preferred stock contain anti-dilution provisions under which the number of shares issuable upon conversion of the Series A preferred stock and the conversion price will be adjusted upon the issuance of common stock or securities convertible into or exercisable for common stock at prices lower than the then effective exercise price of the Series A preferred stock, the occurrence of stock splits, stock distributions, and other corporate events

On December 9, 2008, we must redeem all of the Series A preferred stock for a total amount equal to $846,000, accrued but unpaid dividends and all liquidated damages and other amounts due in respect of the Series A preferred stock.

We will be subject to significant liquidated damages if we default under the terms of the Certificate of Determination of Preferences, Rights and Limitations of Series A 9% Convertible Preferred Stock if any of the following occurs: this registration statement is not declared effective by the Securities and Exchange Commission on or prior to May 29, 2006; the effectiveness of this registration statement lapses for any reason or if the holders of the Series A preferred stock cannot use this registration statement for more than an aggregate of 60 calendar days (which need not be consecutive days) during any 12 month period; we provide notice of our inability to comply with a conversion request; failure to comply with certain provisions of the registration rights agreement with respect to the Series A preferred stock; we fail for any reason to pay in full any amounts due to the holder of the Series A preferred stock within five days of the date due; we fail to have available a sufficient number of authorized and unreserved shares of common stock to issue to the holders of the Series A preferred stock upon a conversion hereunder; we breach any covenant, agreement or warranty and such failure or breach shall not, and such breach has not been cured within 30 calendar days after the date on which written notice of such breach shall have been given; we redeem more than a de minimis number of securities junior to the Series A preferred stock; any change in our controlling ownership; any form of bankruptcy or insolvency proceeding is instituted by or against us, which is not vacated within 60 days; our common stock fails to be listed or quoted for trading on the OTCBB for more than five trading days; any monetary judgment, writ or similar final process shall be entered or filed against us, any of out subsidiaries or any of their respective property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of 45 calendar days.

If we default on the Series A preferred stock, we may be required to redeem all of the Series A preferred stock for a total amount equal to the sum of (i) the greater of (A) $1,099,800 and (B) the product of (a) the VWAP (with “VWAP” defined as the price determined by the OTCBB) on the trading day immediately preceding the date of default and (b) $846,000 divided by the then conversion price (which is $0.21 per share as of the date of this registration statement), (ii) accrued but unpaid dividends and (iii) all liquidated damages and other amounts due in respect of the Series A preferred stock.

The 4,028,571 shares of common stock issuable upon conversion of the Series A preferred stock are included for resale in this prospectus pursuant to registration rights agreements. We are obligated to keep the registration statement effective until the earlier of the sale of all of the warrant stock and the date on which such stock may be publicly resold under Rule 144(k).

In addition, none of the Series A Stock holders may convert the Series A preferred stock if, as a result of the conversion, the holder would beneficially own more than 4.99% of the outstanding shares of Common Stock. The holder is entitled to revoke these restrictions if it provides us with 61 days prior written notice.

Series B Preferred Stock

On May 17, 2006, we issued 2,725 shares of Series B preferred stock. On June 21, 2006, we issued another 237.5 shares of Series B preferred stock.

The Series B preferred stock is non-voting and entitles the Series B purchasers to receive a 10% cumulative dividend payable annually and upon the conversion of any Series B preferred stock. The Series B preferred stock is convertible into an aggregate 14,107,142 of our common shares at a fixed price of $0.21 per share. The Series B preferred stock contain anti-dilution provisions under which the number of shares issuable upon conversion of the Series B preferred stock and the conversion price will be adjusted upon the issuance of common stock or securities convertible into or exercisable for common stock at prices lower than the then effective exercise price of the Series B preferred stock, the occurrence of stock splits, stock distributions, and other corporate events.

We will be subject to significant liquidated damages if we default under the terms of the Certificate of Determination of Preferences, Rights and Limitations of Series A 10% Convertible Preferred Stock if any of the following occurs: a registration statement is not declared effective by the Securities and Exchange Commission on or prior to November 13, 2006; the effectiveness of this registration statement lapses for any reason or if the holders of the Series B preferred stock cannot use this registration statement for more than an aggregate of 60 calendar days (which need not be consecutive days) during any 12 month period; we provide notice of our inability to comply with a conversion request; failure to comply with certain provisions of the registration rights agreement with respect to the Series B preferred stock; we fail for any reason to pay in full any amounts due to the holder of the Series B preferred stock within five days of the date due; we fail to have available a sufficient number of authorized and unreserved shares of common stock to issue to the holders of the Series B preferred stock upon a conversion hereunder; we breach any covenant, agreement or warranty and such failure or breach shall not, and such breach has not been cured within 30 calendar days after the date on which written notice of such breach shall have been given; we redeem more than a de minimis number of securities junior to the Series B preferred stock; any change in our controlling ownership; any form of bankruptcy or insolvency proceeding is instituted by or against us, which is not vacated within 60 days; our common stock fails to be listed or quoted for trading on the OTCBB for more than five trading days; any monetary judgment, writ or similar final process shall be entered or filed against us, any of out subsidiaries or any of their respective property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of 45 calendar days.

Upon the occurrence of one of the following events, each holder of Series B preferred stock shall (in addition to all other rights they may have) have the right, exercisable at the sole option of such holder, to require us to, (A) with respect to the events set forth above in 3), 5), 6), 7), 8), 9) (as to changes of control approved by our Board of Directors) and 10) (as to voluntary filings only), redeem all of the Series B preferred stock then held by such holder for a redemption price, in cash, equal to the Triggering Redemption Amount or (B) at the option of the holder and with respect to the events set forth above in 1), 2), 4), 9) (as to Changes of Control not approved by our Board of Directors), (10) (as to involuntary filings only), 11) and 12), either (a) redeem all of the Series B preferred stock then held by such holder for a redemption price, in shares of common stock, equal to a number of shares of common stock equal to the Triggering Redemption Amount divided by 75% of the average of the 10 VWAPs (with “VWAP” defined as the price determined by the OTCBB) immediately prior to the date of election hereunder or (b) increase the dividend rate on all of the outstanding Series B preferred stock held by such holder to 18% per annum thereafter. The Triggering Redemption Amount, in cash or in shares, shall be due and payable or issuable, as the case may be, within five trading days of the date on which the notice for the payment therefor is provided by a holder (the “Triggering Redemption Payment Date”). If we fail to pay in full the Triggering Redemption Amount on the date such amount is due (whether in cash or shares of common stock), we will pay interest thereon at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing daily from such date until the Triggering Redemption Amount, plus all such interest thereon, is paid in full.

The Triggering Redemption Amount means for each share of Series B preferred stock, the sum of (i) the greater of (A) $1,300 and (B) the product of (a) the VWAP (with “VWAP” defined as the price determined by the OTCBB) on the trading day immediately preceding the date of default and (b) $1,000 divided by the then conversion price (which is $0.21 per share as of the date of this prospectus supplement), (ii) all accrued but unpaid dividends thereon and (iii) all liquidated damages and other costs, expenses or amounts due in respect of the Series B preferred stock.

The 14,107,142 shares of common stock issuable upon conversion of the Series B preferred stock are included for resale in the registration statement filed with the U.S. Securities and Exchange Commission on June 23, 2006, pursuant to registration rights agreements. We are obligated to keep the registration statement effective until the earlier of the sale of all of the warrant stock and the date on which such stock may be publicly resold under Rule 144(k).

The terms of the Series B preferred stock and warrants held by the Series B stockholders prohibit the conversion of the Series B preferred stock and the exercise of the warrants to the extent that the conversion of the Series B preferred stock or the exercise of the warrants would result in any of the Series B preferred stockholders, together with their affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. Each of the Series B preferred stockholders may, upon 61 days’ prior written notice to us, change the 4.99% limitation to 9.99%. Upon such a change from such 4.99% limitation to such 9.99% limitation, the beneficial ownership limitation shall not be further waived. This limitation does not preclude the Series B preferred stockholders from converting the Series B preferred stock or exercising the warrants in stages over time, where each stage does not leave it and its affiliates to beneficially own shares in excess of this limitation percentage.

Common Stock Purchase Warrants

Warrants Issued In Connection with the Series A Preferred Stock Financing. In connection with the Series A preferred stock financing, we issued to each of the Series A stockholders and to the placement agent and its affiliates, warrants to purchase 7,500,000 and 2,250,000 shares of common stock, respectively. The warrants held by the Series A purchasers have an exercise price of $0.33 per share, seven of the warrants held by the placement agent and its affiliates have an exercise price of $0.21 per share and seven of the warrants held by the placement agent and its affiliates have an exercise price of $0.33 per share. All of the warrants issued in connection with the Series A preferred stock transaction expire on November 30, 2010. If the resale of the shares of common stock is not registered for resale pursuant to an effective registration statement, all of the warrants may be exercised by a cashless procedure whereby, in lieu of paying for the shares in cash, the holder may pay for shares purchased by surrendering the warrant for a number of shares of common stock determined in accordance with a specified formula. The warrants contain anti-dilution provisions under which the number of shares issuable upon exercise of the warrants and the exercise price will be adjusted upon the issuance of common stock or securities convertible into or exercisable for common stock at prices lower than the then effective exercise price of the warrants, the occurrence of stock splits, stock distributions, and other corporate events. The 7,500,000 and 2,250,000 shares of common stock issuable upon exercise of the warrants are included for resale in this prospectus pursuant to registration rights agreements. We are obligated to keep the registration statement effective until the earlier of the sale of all of the warrant stock and the date on which such stock may be publicly resold under Rule 144(k). The holders of the warrants may not exercise the warrants if, as a result of the exercise, such holder would beneficially own more than 4.99% of the outstanding shares of common stock. Each holder is entitled to revoke these restrictions if it provides us with 61 days prior written notice.

Warrants issued to the Trust and Laurus Master Fund, Ltd. The common stock purchase warrant issued to Lee Harrison Corbin, Attorney-in-Fact for the Trust Under the Will of John Svenningsen, now known as Stephen A. Ross, Attorney-in-Fact for the Trust Under the Will of John Svenningsen entitles the holder of the warrant to purchase up to 6,000,000 shares of our common stock. The warrant issued to the Trust expires on May 17, 2011. The exercise price per share for the Trust warrant is as follows: (i) $0.20 for the first 2,000,000 shares; (ii) $0.25 for the next 2,000,000 shares; and (iii) $0.30 for the next 2,000,000 shares of common stock. The common stock purchase warrants issued to Laurus Master Fund, Ltd. entitles the holder of the warrants to purchase up to an aggregate of 1,722,222 shares of our common stock. A warrant issued to the Laurus, which is exercisable into 1,500,000 shares of our common stock expires on May 17, 2011. The exercise price per share for this Laurus warrant is $0.23 per share. A warrant issued to the Laurus, which is exercisable into 222,222 shares of our common stock expires on April 27, 2010. The exercise price per share for this Laurus warrant is $0.58 per share.

The Trust and the Laurus warrants may be exercised upon surrender of the warrant certificates on or prior to the expiration date at our offices with the “Form of Subscription” on the reverse side of the warrant certificates filled out and executed as indicated, accompanied by payment of the full exercise price for the number of shares being exercised under the warrants. In addition to the use of cash, certified or official bank check as payment for the exercise of the warrants, the warrant holder may also exercise the warrants by surrendering that number of shares of common stock issuable under the warrants with a fair market value equal to the exercise price of the portion of the warrants to be exercised.

The Trust and Laurus warrants contains provisions that protect the holder against dilution by adjustment of the purchase price in specified events, such as stock dividends, stock splits and other similar events. The holder of the warrants will not possess any rights as a stockholder unless and until the holder exercises the warrants.

The 6,000,000 shares of common stock issuable upon exercise of the common stock purchase warrant held by the Trust and the 1,722,222 shares of common stock issuable upon exercise of the common stock purchase warrants held by Laurus are included for resale in this prospectus pursuant to registration rights agreements. We are obligated to keep the registration statement effective until the earlier of the sale of all of the warrant stock and the date on which such stock may be publicly resold under Rule 144(k).

In addition, neither the Trust nor Laurus may exercise the warrants if, as a result of the exercise, the holder would beneficially own more than 4.99% of the outstanding shares of common stock. The holder is entitled to revoke these restrictions if it provides us with 75 days prior written notice.

Warrants Issued In Connection with the Series B Preferred Stock Financing. In connection with the Series B preferred stock financing, we issued to each of the Series B stockholders and to the placement agent and its affiliates, warrants to purchase 14,107,142 and 2,539,285 shares of common stock, respectively. The warrants held by the Series B purchasers have an exercise price of $0.30 per share, the warrants held by the placement agent and its affiliates have an exercise price of $0.30 per share. All of the warrants issued in connection with the Series B preferred stock transaction expire on May 17, 2011, except that the warrants issued on June 21, 2006 expire on June 21, 2011. If the resale of the shares of common stock is not registered for resale pursuant to an effective registration statement, all of the warrants may be exercised by a cashless procedure whereby, in lieu of paying for the shares in cash, the holder may pay for shares purchased by surrendering the warrant for a number of shares of common stock determined in accordance with a specified formula. The warrants contain anti-dilution provisions under which the number of shares issuable upon exercise of the warrants and the exercise price will be adjusted upon the issuance of common stock or securities convertible into or exercisable for common stock at prices lower than the then effective exercise price of the warrants, the occurrence of stock splits, stock distributions, and other corporate events. The 14,107,142 and 2,539,285 shares of common stock issuable upon exercise of the warrants are included for resale in the registration statement filed with the U.S. Securities and Exchange Commission on June 23, 2006. We are obligated to keep the registration statement effective until the earlier of the sale of all of the warrant stock and the date on which such stock may be publicly resold under Rule 144(k). The holders of the warrants may not exercise the warrants if, as a result of the exercise, such holder would beneficially own more than 4.99% of the outstanding shares of common stock. Each of the holders of the warrants may, upon 61 days’ prior written notice to us, change the 4.99% limitation to 9.99%. Upon such a change from such 4.99% limitation to such 9.99% limitation, the beneficial ownership limitation shall not be further waived. This limitation does not preclude these warrant holders from exercising the warrants in stages over time, where each stage does not leave it and its affiliates to beneficially own shares in excess of this limitation percentage.

Registration Rights

We have registration rights agreements with the selling stockholders. All of the stock subject to the registration rights agreements is being registered in this prospectus in accordance with the terms of those agreements.

Registration Rights of the Holders of the Series A Preferred Stock and Related Warrants. We entered into a registration rights agreement with the holders of the Series A preferred stock and related warrants pursuant to which we are including in this registration statement a total of 14,532,499 shares of common stock issuable upon conversion of the Series A preferred stock and that may be issuable to the Series A preferred stockholders on account of dividend payments and certain anti-dilution adjustments, and 17,472,222 shares of common stock that are issuable upon the exercise of the related warrants.

    If: (i) the registration statement is not filed on or prior to December 30, 2005, or (ii) we fail to file with the Securities and Exchange Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, within five trading days of the date that we are notified (orally or in writing, whichever is earlier) by the Securities and Exchange Commission that a registration statement will not be “reviewed,” or not subject to further review, or (iii) prior to its Effectiveness Date (defined below), we fail to file a pre-effective amendment and otherwise respond in writing to comments made by the Securities and Exchange Commission in respect of such registration statement within 25 calendar days after the receipt of comments by or notice from the Securities and Exchange Commission that such amendment is required in order for the registration statement to be declared effective, or (iv) the registration statement filed or required to be filed under the registration rights agreement is not declared effective by the Securities and Exchange Commission by the 30th day following the Effectiveness Date (defined below), or (v) after the Effectiveness Date (defined below), the registration statement ceases for any reason to remain continuously effective, or the prospectus cannot be used for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period (which need not be consecutive trading days), then on upon each default and on each monthly anniversary of each such default (if the applicable default has not have been cured by such date) until the applicable default is cured, we shall pay to each of the Series A stockholders and the holders of the related warrants an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.5% of the aggregate purchase price paid by such holders for any securities required to be registered by us, up to a maximum of 9% per annum of the aggregate purchase price paid. If we fail to pay any partial liquidated damages pursuant to the registration rights agreement in full within seven days after the date payable, we will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to each holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms of the registration rights agreement will apply on a daily pro-rata basis for any portion of a month prior to the cure of a default.

“Effectiveness Date” means, with respect to the registration statement required to be filed by the registration rights agreement, March 30, 2006 (April 29, 2006 in the case of a review by the Securities and Exchange Commission).

We are obligated to keep the registration statement effective until the earlier of the sale of all of the common shares underlying the Series A preferred stock and all of the warrants and the date on which such stock may be publicly resold under Rule 144(k). We and the holders of the Series A preferred stock and the related warrants have agreed to indemnify each other for certain acts or omissions of the indemnifying party in connection with the registration of the registered shares.

Other Registration Rights. We have included in this registration statement 6,000,000 shares of common stock issuable upon the exercise of an outstanding warrant held by the Lee Harrison Corbin, Attorney-in-Fact for the Trust Under the Will of John Svenningsen, now known as Stephen A. Ross, Attorney-in-Fact for the Trust Under the Will of John Svenningsen and 1,722,222 shares of common stock issuable upon the exercise of outstanding warrants held by Laurus Master Fund, Ltd., pursuant to related registration rights agreements. The Trust registration rights agreement does not contain damage provisions or other penalties for failure to obtain or maintain the effectiveness of the registration statement.

We are obligated to keep the registration statement effective until the earlier of the sale of all of the common stock underlying the Trust warrant and the Laurus warrant and the date on which such stock may be publicly resold under Rule 144(k).

We and the Trust have agreed to indemnify each other for certain acts or omissions of the indemnifying party in connection with the registration of the registered shares. We and Laurus have agreed to indemnify each other for certain acts or omissions of the indemnifying party in connection with the registration of the registered shares.

Registration Rights of the Holders of the Series B Preferred Stock and Related Warrants. We entered into a registration rights agreement with the holders of the Series B preferred stock and related warrants pursuant to which we are including in our registration statement filed with the U.S. Securities and Exchange Commission on June 23, 2006 a total of 18,339,285 shares of common stock issuable upon conversion of the Series B preferred stock and that may be issuable to the Series B preferred stockholders on account of dividend payments and certain anti-dilution adjustments, and 21,640,370 shares of common stock that are issuable upon the exercise of the related warrants and that may be issuable on account of certain anti-dilution adjustments.

    If: (i) we fail to file with the U.S. Securities and Exchange Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, within five trading days of the date that we are notified (orally or in writing, whichever is earlier) by the Securities and Exchange Commission that a registration statement will not be “reviewed,” or not subject to further review, or (iii) prior to its Effectiveness Date (defined below), we fail to file a pre-effective amendment and otherwise respond in writing to comments made by the Securities and Exchange Commission in respect of such registration statement within 25 calendar days after the receipt of comments by or notice from the Securities and Exchange Commission that such amendment is required in order for the registration statement to be declared effective, or (iv) the registration statement filed or required to be filed under the registration rights agreement is not declared effective by the Securities and Exchange Commission by the 30th day following the Effectiveness Date (defined below), or (v) after the Effectiveness Date (defined below), the registration statement ceases for any reason to remain continuously effective, or the prospectus cannot be used for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period (which need not be consecutive trading days), then on upon each default and on each monthly anniversary of each such default (if the applicable default has not have been cured by such date) until the applicable default is cured, we shall pay to each of the Series B stockholders and the holders of the related warrants an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.5% of the aggregate purchase price paid by such holders for any securities required to be registered by us, up to a maximum of 9% per annum of the aggregate purchase price paid. If we fail to pay any partial liquidated damages pursuant to the registration rights agreement in full within seven days after the date payable, we will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to each holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms of the registration rights agreement will apply on a daily pro-rata basis for any portion of a month prior to the cure of a default.

“Effectiveness Date” means, with respect to the registration statement required to be filed by the registration rights agreement, August 15, 2006 (September 14, 2006 in the case of a review by the Securities and Exchange Commission).

We are obligated to keep the registration statement effective until the earlier of the sale of all of the common shares underlying the Series B preferred stock and all of the warrants and the date on which such stock may be publicly resold under Rule 144(k). We and the holders of the Series B preferred stock and the related warrants have agreed to indemnify each other for certain acts or omissions of the indemnifying party in connection with the registration of the registered shares.
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THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. PLEASE CAREFULLY REVIEW THE SECTION TITLED “RISK FACTORS” CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 4 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is July 20, 2006